Exhibit 4.3

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

2019 INDUCEMENT GRANT PLAN

SECTION 1

BACKGROUND AND PURPOSE

1.1	Background. The Plan permits the grant of Restricted Stock, Restricted Stock Units and Performance Awards.

1.2

Purpose of the Plan. The purpose of the Plan is to provide Awards as an inducement material to Majdi B. Abulaban (the “Participant”) entering into employment with the Company and its Affiliates, and to encourage stock ownership by the Participant, thereby aligning his interests with those of the Company’s shareholders. The Plan is intended to comply with Section 303A.08 of the New York Stock Exchange (“NYSE”) Listed Company Manual, which provides an exception to the NYSE stockholder approval requirement for the issuance of securities with regard to grants to the Participant as an inducement material to the Participant entering into employment with the Company and its Affiliates.

SECTION 2

DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1

“1934 Act” means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Act shall include such section, any valid rules or regulations promulgated under such section, and any comparable provisions of any future legislation, rules or regulations amending, supplementing or superseding any such section, rule or regulation.

2.2	“Administrator” means, collectively, (i) the Board or (ii) a committee of the Board designated in accordance with Section 4.1.

2.3

“Affiliate” means any corporation or any other entity (including, but not limited to, Subsidiaries, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

2.4

“Applicable Law” means the legal requirements relating to the administration of an Award issued pursuant to the Plan and similar incentive plans under any applicable laws, including but not limited to federal and state employment, labor, privacy and securities laws, the Code, and applicable rules and regulations promulgated by any stock exchange or quotation system upon which the Shares may then be listed or quoted.

2.5	“Award” means, individually or collectively, a grant under the Plan of Restricted Stock, Restricted Stock Units and Performance Awards.

2.6

“Award Agreement” means the written agreement or program document between the Company and the Participant setting forth the terms and provisions applicable to each Award granted under the Plan, including the Grant Date.

2.7	“Board” or “Board of Directors” means the Board of Directors of the Company.

2.8	“Cause” shall have the meaning assigned to such term in the Employment Agreement.

2.9	“Change in Control” means the occurrence of any of the following:

a)

Any “person” (as such term is used in Sections 13(d) and 14(d) of the 1934 Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the 1934 Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

b)

The following individuals cease for any reason to constitute a majority of the number of Directors then serving on the Board: individuals who, during any period of two (2) consecutive years, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the two (2) year period or whose appointment, election or nomination for election was previously so approved or recommended;

c)	The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or

d)

The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

2.10

“Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.11	“Committee” means any committee of the Board designated to administer the Plan in accordance with Section 4.1.

2.12	“Company” means Superior Industries International, Inc., or any successor thereto.

2.13

“Consultant” means any consultant, independent contractor or other person who provides significant services (other than capital-raising activities) to the Company or its Affiliates or any employee or affiliate of any of the foregoing, but who is neither an Employee nor a Director.

2.14

“Continuous Service” means that the Participant’s employment or service relationship with the Company or any Affiliate is not interrupted or terminated. Continuous Service shall not be considered interrupted in the following cases: (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company and any Subsidiary or successor. A leave of absence approved by the Company shall include sick leave, military leave or any other personal leave approved by an authorized representative of the Company. In the event the Participant’s status changes among the positions of Employee, Director and Consultant, the Participant’s Continuous Service shall not be considered terminated solely as a result of any such changes in status. Whether military, government or other service or other leave of absence shall constitute a termination of Continuous Service shall be determined in each case by the Administrator at its discretion, and any determination by the Administrator shall be final and conclusive; provided, however, that for purposes of any Award that is subject to Section 409A of the Code, the determination of a leave of absence must comply with the requirements of a “bona fide leave of absence” as provided in Treasury Regulations Section 1.409A-1(h).

2.15	“Director” means any individual who is a member of the Board of Directors of the Company or an Affiliate of the Company.

2.16	“Disability” shall have the meaning assigned to such term in the Employment Agreement.

2.17	“Employee” means any current or prospective common-law employee of the Company or an Affiliate.

2.18	“Employment Agreement” means that certain Executive Employment Agreement, dated March 21, 2019, by and between the Company and the Participant.

2.19

“Fair Market Value” means with respect to a Share, as of any date, the closing sales price reported for such Share as of such date, provided the Shares are listed on an established stock exchange or a national market system, including without limitation the NYSE. If no sales were reported on such date, the Fair Market Value of a Share shall be the closing price for such Share as quoted on the NYSE (or the exchange with the greatest volume of trading in the Shares) on the last market trading day with reported sales prior to the date of determination. In the case where the Company is not listed on an established stock exchange or national market system, Fair Market Value shall be determined by the Board in good faith in accordance with Code Section 409A and the applicable Treasury regulations.

2.20	“Good Reason” shall have the meaning assigned to such term in the Employment Agreement.

2.21

“Grant Date” means the first date on which all necessary corporate action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of that authorization process. Notice of the grant shall be provided to the grantee within a reasonable time after the Grant Date.

2.22

“Independent Director” means a Nonemployee Director who is (i) a “nonemployee director” within the meaning of Rule 16b-3 of the 1934 Act and (ii) “independent” as determined under the applicable rules of the NYSE, as any of these definitions may be modified or supplemented from time to time.

2.23	“Nonemployee Director” means a Director who is not employed by the Company or an Affiliate.

2.24	“Performance Award” means an Award granted to the Participant pursuant to Section 8 of the Plan, the vesting of which is contingent on the satisfaction of specified performance conditions.

2.25

“Period of Restriction” means the period during which the transfer of Shares underlying Awards of Restricted Stock or Restricted Stock Units are subject to restrictions that subject the Shares to a substantial risk of forfeiture.

2.26	“Plan” means this Superior Industries International, Inc. 2019 Inducement Grant Plan, as set forth in this instrument and as hereafter amended from time to time.

2.27

“Restricted Stock” means an Award granted to the Participant pursuant to Section 7 of the Plan. An Award of Restricted Stock constitutes a transfer of ownership of Shares to the Participant from the Company subject to restrictions against transferability, assignment, and hypothecation. Under the terms of the Award, the restrictions against transferability are removed when the Participant has met the specified vesting requirement.

2.28

“Restricted Stock Unit” means an Award granted to the Participant pursuant to Section 7 of the Plan. An Award of Restricted Stock Units constitutes the right to receive Shares (or the equivalent value in cash or other property if the Administrator so provides) in the future, which right is subject to certain restrictions and to risk of forfeiture.

2.29	“SEC” means the U.S. Securities and Exchange Commission.

2.30	“Shares” means shares of common stock of the Company.

2.31

“Subsidiary” means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 3

EFFECTIVE DATE AND TERM

3.1

Effective Date; Term. The Plan was approved by the Board effective as of May 15, 2019 (the “Effective Date”), and, unless earlier terminated as provided herein, the Plan will continue in effect until, and automatically terminate after, the Shares available for grant in Section 5.1 have been granted to the Participant. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination, which shall continue to be governed by the applicable terms and conditions of the Plan.

SECTION 4

ADMINISTRATION

4.1

The Administrator. The Plan shall be administered by a Committee of the Board appointed by the Board (which Committee shall consist of at least two Directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. It is intended that at least two of the Directors appointed to serve on the Committee shall be Independent Directors and that any such members of the Committee who do not so qualify shall abstain from participating in any decision to make or administer Awards that are made to the Participant at the time of consideration for such Award. However, the mere fact that a Committee member shall fail to qualify as an Independent Director or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. Unless and until changed by the Board, the Compensation and Benefits Committee of the Board is designated as the Administrator to administer the Plan. The Board may reserve to itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes.

4.2

Action and Interpretation by the Administrator. For purposes of administering the Plan, the Administrator may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the Plan, as the Administrator may deem appropriate. The Administrator may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it deems necessary to carry out the intent of the Plan. The Administrator’s interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all persons and shall be given the maximum deference permitted by Applicable Law. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company’s or an Affiliate’s independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. No member of the Administrator will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

4.3

Authority of the Administrator. It shall be the duty of the Administrator to administer the Plan in accordance with the Plan’s provisions and in accordance with Applicable Law. The Administrator shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to: (a) determine the vesting conditions, if any, applicable to Awards and the circumstances under which vesting conditions may be modified, (b) determine the other terms and conditions of the Awards, (c) interpret the Plan, (d) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, (e) interpret, amend or revoke any such rules, and (f) adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of the United States or any non-U.S. jurisdictions in which the Company or any Affiliate may operate, in order to assure the viability of the benefits of Awards granted to participants located in the United States or such other jurisdictions and to further the objectives of the Plan.

SECTION 5

SHARES SUBJECT TO THE PLAN

5.1

Number of Shares. Subject to adjustment as provided in Section 5.3, the total number of Shares available for grant under the Plan shall be 2,458,747 Shares. Shares granted under the Plan may be authorized but unissued Shares or reacquired Shares bought on the market or otherwise.

5.2

Share Counting. Shares covered by an Award shall be subtracted from the Plan share reserve as of the Grant Date based on the number of Shares covered by such Award, including at the maximum amount for Performance Awards. Any Shares subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled, withheld to cover taxes, or otherwise terminated without a distribution of Shares to the Participant will not thereafter be deemed to be available for issuance under the Plan.

5.3

Adjustments in Awards and Authorized Shares. The number and kind of shares authorized for grant under the Plan in Section 5.1 and the number and kind of shares covered by each outstanding Award shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, recapitalization, combination, reclassification, spin-off, stock dividend on the Shares, or any other increase or decrease in the number of such Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” The Administrator shall make such adjustments to the Plan and Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction, and the decisions of the Administrator in that respect shall be final, binding and conclusive.

SECTION 6

ELIGIBILITY

6.1

General. Awards may be granted only to the Participant on or promptly following the Effective Date. Once the Shares in Section 5.1 have been granted to the Participant pursuant to Awards under the Plan, no future Awards may be made under the Plan.

SECTION 7

RESTRICTED STOCK OR RESTRICTED STOCK UNITS

7.1

Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator may grant Shares of Restricted Stock or Restricted Stock Units to the Participant in such amounts as the Administrator, in its discretion, shall determine.

7.2

Award Agreement. An Award of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement setting forth the terms, conditions, and restrictions applicable to the Award, as the Administrator, in its discretion, shall determine. Unless the Administrator determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

7.3

Transferability. Except as provided in this Section 7, Shares of Restricted Stock or Awards of Restricted Stock Units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until expiration of the applicable Period of Restriction.

7.4

Other Restrictions. Restricted Stock and Restricted Stock Units shall be subject to such other restrictions as the Administrator may impose. These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter.

7.5	Legend on Certificates. The Administrator, in its discretion, may place a legend or legends on the certificates representing Restricted Stock to give appropriate notice of such restrictions.

7.6

Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall be released from escrow as soon as practicable after expiration of the Period of Restriction. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 7.5 removed from his Share certificate, and the Shares shall be freely transferable by the Participant, subject to Applicable Law.

7.7

Voting Rights. During the Period of Restriction, the Participant, to the extent holding Shares of Restricted Stock granted hereunder, may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement. Except as otherwise provided in an Award Agreement, the Participant shall have none of the rights of a shareholder with respect to Restricted Stock Units until such time as Shares are paid in settlement of such Awards.

7.8

Dividends and Other Distributions. Unless otherwise provided by the Administrator in an Award Agreement, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions declared with respect to such Shares during the Period of Restriction; provided, that such dividends and other distributions shall be accumulated and paid to the Participants at such time as the restrictions applicable to the Shares of Restricted Stock lapse.

7.9

Return of Restricted Stock to Company. On the date that any forfeiture event set forth in the Award Agreement occurs, the Restricted Stock or Restricted Stock Units for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

SECTION 8

PERFORMANCE AWARDS

8.1

Grant of Performance Awards. The Administrator is authorized to grant any Award under this Plan, including Restricted Stock or Restricted Stock Units with performance-based vesting criteria, on such terms and conditions as may be selected by the Administrator. Any such Awards with performance-based vesting criteria are referred to herein as Performance Awards. The Administrator shall have the complete discretion to determine the number of Performance Awards granted to each Participant and to designate the provisions of such Performance Awards as provided in Section 8.2. All Performance Awards shall be evidenced by an Award Agreement or a written program established by the Administrator, pursuant to which Performance Awards are awarded under the Plan under uniform terms, conditions and restrictions set forth in such written program.

8.2

Performance Goals. The Administrator may establish performance goals for Performance Awards which may be based on any criteria selected by the Administrator. Such performance goals may be described in terms of Company-wide objectives or in terms of objectives that relate to the performance of the Participant, an Affiliate or a division, region, department or function within the Company or an Affiliate. The time period during which the performance goals or other vesting provisions must be met will be called the “Performance Period.” If the Administrator determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render performance goals to be unsuitable, the Administrator may modify such performance goals in whole or in part, as the Administrator deems appropriate. If the Participant is promoted, demoted or transferred to a different business unit or function during a Performance Period, the Administrator may determine that the performance goals or Performance Period are no longer appropriate and may (i) adjust, change or eliminate the performance goals or the applicable Performance Period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (ii) make a cash payment to the Participant in an amount determined by the Administrator.

SECTION 9

MISCELLANEOUS

9.1

Change in Control. Unless otherwise provided in the Award Agreement, in the event of a Change in Control, unless an Award is assumed or substituted by the successor corporation, then (i) all service-based restrictions and conditions on any Award then outstanding shall lapse as of the date of the Change in Control, and (ii)

the payout level under all Performance Awards shall be deemed to have been earned as of the date of the Change in Control based upon an assumed achievement of all relevant performance goals at the “target” level. If an Award is assumed or substituted by the successor corporation, then if within two (2) years after the effective date of the Change in Control, the Participant’s Continuous Service is terminated without Cause or the Participant resigns for Good Reason, then as of the date of termination (i) all service-based vesting restrictions applicable to his outstanding Awards shall lapse, and (ii) the payout level under all of the Participant’s Performance Awards that were outstanding immediately prior to effective time of the Change in Control shall be determined and deemed to have been earned as of the date of employment termination based upon an assumed achievement of all relevant performance goals at the “target” level.

9.2

Transfers Upon a Change in Control. In the sole and absolute discretion of the Administrator, an Award Agreement may provide that in the event of certain Change in Control events, which may include any or all of the Change in Control events described in Section 2.9, Shares obtained pursuant to this Plan shall be subject to certain rights and obligations, which include but are not limited to the following: (i) the obligation to vote all such Shares in favor of such Change in Control transaction, whether by vote at a meeting of the Company’s shareholders or by written consent of such shareholders; (ii) the obligation to sell or exchange all such Shares and all rights to acquire Shares, under this Plan pursuant to the terms and conditions of such Change in Control transaction; (iii) the right to transfer less than all but not all of such Shares pursuant to the terms and conditions of such Change in Control transaction, and (iv) the obligation to execute all documents and take any other action reasonably requested by the Company to facilitate the consummation of such Change in Control transaction.

9.3

No Effect on Employment or Service. Nothing in the Plan shall interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant’s employment or service at any time, with or without Cause. Unless otherwise provided by written contract, employment or service with the Company or any of its Affiliates is on an at-will basis only.

9.4

Compensation Recoupment Policy. The Plan and all Awards issued hereunder shall be subject to any compensation recovery and/or recoupment policy adopted by the Company to comply with Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governance practices, as such policies may be amended from time to time.

9.5

Successors. All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or, otherwise, sale or disposition of all or substantially all of the business or assets of the Company.

9.6

Beneficiary Designations. If permitted by the Administrator, the Participant may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant’s death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Administrator. In the absence of any such designation, any vested benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate.

9.7

Limited Transferability of Awards. No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. All rights with respect to an Award granted to the Participant shall be available during his lifetime only to the Participant.

9.8

Restrictions on Share Transferability. The Administrator may impose such restrictions on any Shares acquired pursuant to the exercise of an Award as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded or any blue sky or state securities laws.

9.9

Legal Compliance. Shares shall not be issued pursuant to the making of an Award unless the issuance and delivery of Shares shall comply with the Securities Act of 1933, as amended, the 1934 Act and other Applicable Law, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Any Award made in violation hereof shall be null and void.

SECTION 10

SPECIAL PROVISIONS RELATED TO SECTION 409A OF THE CODE

10.1

General. It is intended that the payments and benefits provided under the Plan and any Award shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan and all Award Agreements shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers (other than in his capacity as the Participant) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Participant or other taxpayer as a result of the Plan or any Award.

10.2

Definitional Restrictions. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable, or a different form of payment (e.g., lump sum or installment) of such Non-Exempt Deferred Compensation would be effected, under the Plan or any Award Agreement by reason of the occurrence of a Change in Control, or the Participant’s Disability or separation from service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control, Disability or separation from service meet any description or definition of “change in control event”, “disability” or “separation from service”, as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the vesting of any Award upon a Change in Control, Disability or separation from service, however defined. If this provision prevents the payment or distribution of any amount or benefit, or the application of a different form of payment of any amount or benefit, such payment or distribution shall be made at the time and in the form that would have otherwise applied absent the non-409A-conforming event.

10.3

Allocation among Possible Exemptions. If any one or more Awards granted under the Plan to the Participant could qualify for any separation pay exemption described in Treasury Regulations Section 1.409A-1(b)(9), but such Awards in the aggregate exceed the dollar limit permitted for the separation pay exemptions, the Company (acting through the Administrator or the General Counsel) shall determine which Awards or portions thereof will be subject to such exemptions.

10.4

Six-Month Delay in Certain Circumstances. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Plan or any Award Agreement by reason of the Participant’s separation from service during a period in which the Participant is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Administrator under Treasury Regulations Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following the Participant’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following the Participant’s separation from service (or, if the Participant dies during such period, within 30 days after the Participant’s death) (in either case, the “Required Delay Period”); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period. For purposes of this Plan, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder; provided, however, that, as permitted in such final regulations, the Company’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Board or any committee of the Board, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Plan.

10.5

Installment Payments. If, pursuant to an Award, the Participant is entitled to a series of installment payments, the Participant’s right to the series of installment payments shall be treated as a right to a series of separate payments and not to a single payment. For purposes of the preceding sentence, the term “series of installment payments” has the meaning provided in Treasury Regulations Section 1.409A-2(b)(2)(iii) (or any successor thereto).

10.6

Timing of Release of Claims. Whenever an Award conditions a payment or benefit on the Participant’s execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination of the Participant’s employment, failing which such payment or benefit shall be forfeited. If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to Section 10.4, (i) if such 60-day period begins and ends in a single calendar year, the Company may make or commence payment at any time during such period at its discretion, and (ii) if such 60-day period begins in one calendar year and ends in the next calendar year, the payment shall be made or commence during the second such calendar year (or any later date specified for such payment under the applicable Award), even if such signing and non-revocation of the release occur during the first such calendar year included within such 60-day period. In other words, the Participant is not permitted to influence the calendar year of payment based on the timing of signing the release.

10.7

Permitted Acceleration. The Company shall have the sole authority to make any accelerated distribution permissible under Treasury Regulations section 1.409A-3(j)(4) to Participants of deferred amounts, provided that such distribution(s) meets the requirements of Treasury Regulations section 1.409A-3(j)(4).

10.8

Timing of Distribution of Dividend Equivalents. Unless otherwise provided in the applicable Award Agreement, any dividend equivalents granted with respect to an Award hereunder will be paid or distributed no later than the 15th day of the 3rd month following the later of (i) the calendar year in which the corresponding dividends were paid to shareholders, or (ii) the first calendar year in which the Participant’s right to such dividends equivalents is no longer subject to a substantial risk of forfeiture. In addition, notwithstanding anything to the contrary in the Plan, in no event shall dividends or dividend equivalents payable in connection with an Award granted under the Plan be paid earlier than at the time that the Award or applicable portion thereof becomes vested in accordance with the applicable Award Agreement.

SECTION 11

AMENDMENT, SUSPENSION, AND TERMINATION

11.1

Amendment, Suspension, or Termination. The Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, materially adversely alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

SECTION 12

TAX WITHHOLDING

12.1

Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award, the Company shall have the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant’s FICA obligation) required to be withheld with respect to such Award.

12.2

Withholding Arrangements. The Administrator, in its discretion and pursuant to such procedures as it may specify from time to time, may permit the Participant to satisfy such tax withholding obligation, in whole or in part by (a) electing to have the Company withhold otherwise deliverable Shares or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the applicable withholding amount. The amount of the withholding requirement shall be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made; provided, however, in the case Shares are withheld by the Company to satisfy the tax withholding that would otherwise be issued to the Participant, the amount of such tax withholding shall be determined by applying the relevant federal, state or local withholding tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date taxes are required to be withheld.

SECTION 13

LEGAL CONSTRUCTION

13.1

Liability of Company. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful grant or any Award or the issuance and sale of any Shares hereunder, shall relieve the Company, its officers, Directors and Employees of any liability in respect of the failure to grant such Award or to issue or sell such Shares as to which such requisite authority shall not have been obtained.

13.2

Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

13.3

Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

13.4

Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all Applicable Law and to such approvals by any governmental agencies or national securities exchanges as may be required.

13.5

Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Michigan, without giving effect to principles of conflicts of law of such state.

13.6	Captions. Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

13.7

Plan Document Controls. All awards granted pursuant to the Plan shall be subject to the terms and conditions of the Plan as amended and restated herein. The Plan and each Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof; provided that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.